UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schlang, David H.

   433 Ridgehill Road
   Shenectady, N.Y.  12303
2. Issuer Name and Ticker or Trading Symbol
   Alliance Entertainment Corp.
   CDS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |3/10/9|P(1)| |90,141            |A  |$1.75      |129,065            |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option          |$8.25   |     |    | |           |   |9/5/9|9/4/0|Common Stock|100,000|       |100,000     |D  |            |
                      |        |     |    | |           |   |5    |0    |            |       |       |            |   |            |
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Stock Option          |$5.25   |     |    | |           |   |(2)  |6/19/|Common Stock|45,000 |       |45,000      |D  |            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These securities were acquired pursuant to a settlement agreement which settled a dispute arising out of a merger agreement to acquire One Way Records, Inc. which provided for payment of additional consideration to
David Schlang as a One Way selling shareholder based on the operating profit of One Way for fiscal 1995.
(2) These options will vest in three equal installments on the first, second and third anniversaries of the date of grant. These options were granted on June 20, 1996 subject to shareholder approval of an amendment to the
Company's 1994 Stock Option Plan which was approved by the Company's shareholders on July 30, 1996.
SIGNATURE OF REPORTING PERSON
/s/ David Schlang
DATE
May 19, 1997